Exhibit 4.2

FIRST AMENDMENT TO

RIGHTS AGREEMENT

This FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) is entered into as of June 13, 2019, by and between Fox Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the “Rights Agent”). All capitalized terms used herein and not otherwise defined herein shall have the meaning(s) ascribed to them in that certain Rights Agreement dated as of March 19, 2019, by and between the Company and the Rights Agent (the “Rights Agreement”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereto hereby agree as follows:

1.    Amendment of Section 1(a)(iv). Section 1(a)(iv) of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

“(iv) if a Person would otherwise be deemed an “Acquiring Person” upon the execution of this Agreement (including each Murdoch Person), or would otherwise be deemed an “Acquiring Person” solely by reason of becoming a Murdoch Person after the date of this Agreement and such Person did not Beneficially Own any Common Stock immediately prior to becoming a Murdoch Person (a “Future Murdoch Person”), such Person (herein referred to as a “Grandfathered Stockholder”), shall not be deemed an “Acquiring Person” for purposes of this Agreement unless and until, subject to Section 1(a)(i) and Section 1(a)(ii) above, such Grandfathered Stockholder acquires (in the case of a Future Murdoch Person, at any time after becoming a Murdoch Person) Beneficial Ownership of (A) additional shares of Class A Common Stock representing, in the aggregate, 1.0% of the shares of Class A Common Stock then outstanding or (B) any additional shares of Class B Common Stock (other than, in each case, as a result of (x) a stock dividend, stock split, or similar transaction effected by the Company in which all registered holders of Class B Common Stock or Common Stock are treated substantially equally (as determined in good faith by the Board) or (y) any grant of any security by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees pursuant to any equity incentive or award plan) after execution of this Agreement and while the Beneficial Owner of 15% or more of the Class B Common Stock or 15% or more of the Common Stock then outstanding, in which case such Person shall no longer be deemed a Grandfathered Stockholder and shall be deemed an “Acquiring Person”. A Person shall cease to be a Grandfathered Stockholder as of the first date that such Person beneficially owns less than 15% of the outstanding Class B Common Stock or less than 15% of the outstanding Common Stock;”

2.    Amendment of Exhibit C (Summary of Rights). Exhibit C to the Rights Agreement is hereby amended in that the first bullet describing the term “Distribution Date” in Section 2 titled “Distribution Date; Beneficial Ownership” is deleted and replaced with the following:

•

“ten days following a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the Class B Common Stock then outstanding or 15% or more of the Common Stock then outstanding (or, in the case of a person that had beneficial ownership of 15% or more of the outstanding Class B Common Stock or 15% or more of the outstanding Common Stock on the date the Rights Agreement was executed (including each Murdoch Person (as defined in the Rights Agreement)) by obtaining beneficial ownership of (A) additional shares of Class A Common Stock representing, in the aggregate, 1.0% of the shares of Class A Common Stock then outstanding or (B) any additional shares of Class B Common Stock other than, in each case, as a result of repurchases of Common Stock by the Company or certain inadvertent acquisitions, grants by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees pursuant to any equity incentive or award plan; and”

3.    Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended. Except as set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby, and each of the Company and the Rights Agent shall continue to be subject to its terms and conditions.

4.    Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if such excluded terms, provisions, covenants or restrictions shall adversely affect the rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

5.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

6.    Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A facsimile or .pdf signature delivered electronically shall constitute an original signature for all purposes.

7.    Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature Page Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed as of the date first above written.

FOX CORPORATION

By:	/s/ Viet D. Dinh
Name: Viet D. Dinh
Title: Chief Legal and Policy Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Sharon Lockett
Name: Sharon Lockett
Title: Senior Vice President